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Herbert W. Solomon, Esq. Writer's Direct Ext.: 152 E-mail: Hsolomon@mlg.com	Teleconference Facilities
November 22, 2006

Via EDGAR and Facsimile (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Hugh Fuller

Re:	Hauppauge Digital, Inc. Registration Statement on Form S-3 Filed October 31, 2006 File No. 333-138324 Form 10k For September 30, 2005 Filed December 29, 2005 File No. 1-13550 Our File No. 5793-1

Ladies & Gentlemen:

               Enclosed please find amendment number 1 to Form S-3.

               Please note the following in accordance with your letter of November 17, 2006:

1.	Facing Page:

We have removed the checking of the box regarding Rule 434;

2.	Incorporation of Certain Documents by Reference, Page 19:

We have specifically listed all Form 8-K's to be incorporated.

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MELTZER, LIPPE, GOLDSTEIN & BREITSTONE, LLP
            Mr. Hugh Fuller
Securities and Exchange Commission
Division of Corporate Finance
November 22, 2006

3.	Item 17 Undertakings, Page 23:

Item 17 has been revised.

4.	Legality Opinion:

This will also confirm that our opinion not only covers the Delaware General Corporation Law, but also the Delaware Constitution and all state judicial decisions as well.

5.	Signature Page:

The Signature page has been revised.

6.	Form 10-K:

The Company will, in the future, comply with your comment regarding Form 10-K, and is aware of its responsibilities under Exchange Act Rule 13d-15(c), as well as under Securities Act of 1933 and the Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in the above Registration Statement. A copy of a letter from the Company is enclosed with respect to the foregoing.

7.	Additional:

Please note that various non material date changes have been made as well as an updating of the security ownership on Page 18. In the fax to you, I have circled all changes made since the original filing.

               We would like to be able to accelerate the effective date to November 29, 2006, or as soon thereafter as possible, since the warrants expire December 17, 2006. We look forward to your prompt response.

Very truly yours,

/s/ HERBERT W. SOLOMON
Herbert W. Solomon

HWS:plm
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